Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2012	Year Ended December, 31 2011	Year Ended December, 31 2010	Year Ended December, 31 2009	Year Ended December, 31 2008	Year Ended December, 31 2007
Earnings
Income before taxes	156,685	250,320	52,641	(2,816)	3,206	145
Add-back: Fixed charges	2,603	6,061	18,331	4,956	7,044	5,786

Earnings	159,288	256,381	70,972	2,140	10,250	5,931

Fixed Charges
Interest Expense	1,310	4,228	17,350	4,712	6,913	5,786
Interest in Rent expense	1,293	1,833	981	244	131	—

Fixed charges	2,603	6,061	18,331	4,956	7,044	5,786

Ratio of earnings to fixed charges	61.19	42.30	3.87	0.43	1.46	1.03